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URL : http://www.cybird.co.jp/english/investor/

News Release

March 23, 2005

CYBIRD Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Kazutomo Robert Hori
President and CEO
Contact: Tomosada Yoshikawa
Executive Vice President
+81-3-5785-6110





Notice regarding Business and Capital Alliance with AXISSOFT Corporation

Tokyo, Japan, March 23, 2005 — In a Board of Directors meeting held today, CYBIRD Co., Ltd., decided to form a comprehensive business and capital alliance with AXISSOFT Corporation and convert the company into a subsidiary for the purpose of strengthening CYBIRD's technological development base. Details are as follows.

1. Purpose of Business Alliance

AXISSOFT is a system development company. Its main strengths are in the development of Web-based systems and the conversion of core business systems to Web-enabled systems. AXISSOFT has a strong success record, including the development of an Internet reservation site for a major travel agency, an insurance purchasing site for a leading insurance agency, and the conversion of the core business systems of major logistics and construction companies to Web-enabled systems. The company's technical capabilities are highly regarded within the industry.

By gaining access to AXISSOFT's system development strengthens through this business alliance and combining them with its own development technology in the mobile field, CYBIRD intends to strengthen its development base to cope with current market needs. These needs include the recent sharp rise in demand for development of internal corporate information systems and electronic settlement systems that combine mobile and PC systems and the demand for large-scale systems that link core internal business systems. The Company also plans to utilize AXISSOFT's technology to increase the efficiency of its development of technologies related to its expansion into new services and businesses (commerce and advertising) based on its mid-term corporate strategy.

2. Framework of Business Alliance

Based on this business alliance, CYBIRD will consign its development of and work on various systems to AXISSOFT, giving priority to providing CYBIRD with necessary resources, including the loan of its technical staff, in order to establish a stable system development base.

3. Outline of Partner in Business Alliance (As of March 2005)

(1) Name:	AXISSOFT Corporation	
(2) Main business:	System integration based on the Internet and on client servers, consignment development of software, and development and sale of package software	
(3) Establishment:	November 6, 1987	
(4) Head office:	AXIS Ikebukuro Building, 3-23-5 Higashi-Ikebukuro, Toshima-ku, Tokyo	
(5) Representative:	Shinobu Tosaka	
(6) Paid-in capital:	¥639.4 million	
(7) Fiscal year end:	March 31	
(8) Number of employees:	118	
(9) Major shareholders and stake:	ICP Inc.	42.7% (before sale of shares)
	Apax Globis Japan Fund	24.8%

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(10) Recent performance:

(Unit: millions of yen)

	FY ending March 31, 2003	FY ending March 31, 2004
Net sales	1,144	1,496
Operating income	23	(29)
Ordinary income	23	(36)
Net income	21	(38)
Total assets	1,249	1,513
Shareholders' equity	868	834

Note: As of March 23, 2005, CYBIRD does not have any capital or personnel relationships with AXISSOFT.

4. Details of Seller of Shares and Share Transaction

(1) Seller of shares

Name: ICP Inc. (Note)

Representative: Masaki Ishibe

Location: 2-5-8 Nishi-Kanda, Chiyoda-ku, Tokyo

Main business: Venture capital

(2) Share transaction

Number of shares to be acquired: 1,644 common shares of AXISSOFT Corporation

Total transaction value: ¥575 million

(Note) CYBIRD does not have any capital or personnel relationships with ICP Inc.

5. CYBIRD's Ownership of Total AXISSOFT Voting Rights Before and After the Acquisition of AXISSOFT Shares

(1)	At March 23, 2005	(Before)	(After)
A	Voting rights in AXISSOFT held by CYBIRD	0 units	1,644 units
	(AXISSOFT shares held by CYBIRD	0 shares	1,644 shares)
B	Total AXISSOFT voting rights	4,028 units	4,028 units
	(Issued and outstanding shares	4,028 shares	4,028 shares)
C	Proportion of total AXISSOFT voting rights	0%	40.8%
	(Proportion of issued AXISSOFT shares	0%	40.8%)

6. Reason for Share Acquisition

To cement the comprehensive business alliance, CYBIRD is acquiring common shares of AXISSOFT Corporation. In conjunction with this share acquisition, CYBIRD has decided to actively participate in the management of AXISSOFT, including the placement of two part-time directors from CYBIRD on the board of directors. Accordingly, AXISSOFT will become a consolidated subsidiary at the point of share acquisition.

Because the paid-in capital of AXISSOFT exceeded 10% of the paid-in capital of CYBIRD, AXISSOFT has now become a specified subsidiary of CYBIRD under Japanese Securities Exchange Law.

CYBIRD plans to acquire more shares of AXISSOFT in the future with the aim of acquisition of the majority stake.

7. Timeline for Acquisition of AXISSOFT Shares by CYBIRD

March 23, 2005 Signing of business and capital alliance agreement

March 23, 2005 Conclusion of share sale agreement

Acquisition of shares

8. Other

A resolution concerning the appointment of part-time directors from CYBIRD to the board of directors of AXISSOFT is scheduled to be placed on the agenda of AXISSOFT's general shareholders meeting planned for June 2005.

9. Impact on CYBIRD's Performance

AXISSOFT will become a consolidated subsidiary in the current fiscal year. CYBIRD is currently gathering data and evaluating the impact on consolidated performance and will announce its results as soon as they are available.

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